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EXHIBIT 12.1

Guitar Center, Inc.
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed
Charges and Preferred Stock Dividends
(in thousands, except ratios)
(unaudited)

	Fiscal Year Ended December 31,					Fiscal Quarter Ended March 31, 2001
	1996	1997	1998	1999	2000
Income (loss) before income taxes and extraordinary loss	$(66,879)	$20,393	$13,258	$18,959	$35,758	$8,009

Add:
Interest expense	12,557	9,892	10,844	11,235	12,466	3,051
Portion of rents representative of interest factor	1,054	1,605	2,632	3,916	5,196	1,639

Earnings (loss) as adjusted	(53,268)	31,890	26,734	34,110	53,420	12,699

Fixed charges:
Interest expense	12,557	9,892	10,844	11,235	12,466	3,051
Portion of rents representative of interest factor	1,054	1,605	2,632	3,916	5,196	1,639

Total fixed charges	13,611	19,244	13,476	15,151	17,662	4,690

Ratio of earnings to fixed charges	—	2.8	2.0	2.3	3.0	2.7
Preferred stock dividends	—	$7,747	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends	—	1.7	2.0	2.3	3.0	2.7

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Guitar Center, Inc. Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (in thousands, except ratios) (unaudited)